UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

LSB INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	73-1015226
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

16 South Pennsylvania, Oklahoma City, Oklahoma (Address of principal executive offices)	73107 (Zip Code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.  Description of Registrant’s Securities to be Registered.

On December 2, 2008, the Board of Directors of LSB Industries, Inc. (the “Company”) renewed and amended its existing preferred share rights plan (the “Terminating Plan”), which expires as of January 5, 2009, through the execution and delivery of a new preferred share rights plan in the form of a new Renewed Rights Agreement, dated December 2, 2008, between the Company and UMB Bank, n.a., as rights agent (“Renewed Rights Agreement”).  Pursuant to the Renewed Rights Agreement, the Company’s Board of Directors declared a dividend distribution of one right (individually, the “Right” and collectively, the “Rights”) for each outstanding share of the Company’s Common Stock, par value $.10 per share (the “Common Stock”), to stockholders of record on January 5, 2009 (the “Record Date”).  The Renewed Rights Agreement also contemplates the issuance of one Right for each share of Common Stock which is issued by the Company between the Record Date and the Distribution Date (or earlier redemption or termination of the Rights).

The terms of the Renewed Rights Agreement are substantially similar to the terms of the Terminating Plan, with certain exceptions.  The complete description of the terms of the Rights is set forth in the Renewed Rights Agreement.  Capitalized terms used and not defined herein will have the respective meaning described to such terms in the Renewed Rights Agreement.

The Rights are not exercisable until the Distribution Date.  The Rights and the Renewed Rights Agreement will expire on January 4, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

Rights Dividend

Pursuant to the terms of the Renewed Rights Agreement, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record on January 5, 2009 (the “Record Date”).  The Renewed Rights Agreement also contemplates the issuance of one Right for each share of Common Stock which is issued by the Company between the Record Date and the Distribution Date (or earlier redemption or termination of the Rights).

Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series 4 Junior Participating Preferred Stock, no par value (the “Preferred Shares”), of the Company at a purchase price of $47.75 (the “Purchase Price”), subject to adjustment.

Rights

Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Preferred Shares of the Company at a purchase price of $47.75 per one-one hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment.  The description of the Rights are set forth in the Renewed Rights Agreement.

Distribution Date, Acquiring Persons and Excluded Persons

Until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons of such person (an “Acquiring Person”) have acquired beneficial ownership of 15% or more of the Company’s outstanding Common Stock (except pursuant to a Permitted Offer, as defined below, or by Excluded Persons, as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention (which intention remains in effect for five business days after the announcement) to make a tender or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons of such person becoming an Acquiring Person of 15% or more of the Company’s Common Stock, except pursuant to a Permitted Offer or by an Excluded Person (the earlier of such dates being called the “Distribution Date”), the Rights are not exercisable and are not transferable apart from the Company’s Common Stock.  Under the Renewed Rights Plan a person is also deemed to beneficially own shares of the Company’s Common Stock that are the subject of a derivative transaction entered into, or a derivative security acquired by, such person, which gives such person the economic equivalent of ownership.  As soon as practicable after the Rights become exercisable, separate Rights certificates would be issued and the Rights would become transferable apart from the Company’s Common Stock.  The Rights held by the person or group who triggers the Rights shall be null and void and are not exercisable.

The Rights will not become exercisable or non-redeemable based on the Common Stock held or beneficially owned by any of the following persons or entities (“Excluded Persons”):

•	the Company;

•	any subsidiary of the Company;

•	any employee benefit plan of the Company or its subsidiaries;

•	any entity holding Common Stock for or pursuant to any employee benefit plan of the Company or its subsidiaries;

•
any member of the “Golsen Group”, which are (i) Jack E. Golsen, (ii) his wife and children, (iii) the spouse and children of Jack E. Golsen’s children, (iv) the estate, executor administrator, guardian or custodian of person’s described in (i), (ii) and (iii) above, (v) any corporation, partnership, limited liability company, other entity or trust of which at least 80% of the voting stock, membership or equity interest (or, as to trusts, presumptive interest in principle and income) is beneficially owned by persons described in (i), (ii), (iii) and (iv) above, and (vi) certain other affiliates or associates of the persons described in (i), (ii), (iii) and (iv) above;

•
any person whom the Board of Directors determines acquired 15% or more of the Common Stock inadvertently (including, without limitation, (a) any person who was unaware that he, she or it was the beneficial owner of a percentage of the Common Stock that would otherwise cause such person to trigger the Rights or (b) such person was unaware of the extent of its beneficial ownership of Common Stock but had no actual knowledge of the consequences of such and had no intention on influencing control of the Company) and such person divests, within 10 business days from the date of the board’s determination a sufficient number of shares (or derivative common shares) so as to no longer beneficially own 15% of the Common Stock; or

•
any person who acquires beneficial ownership of 15% or more of the Common Stock solely as the result of purchases by the Company of Common Stock, unless such person shall, after such share repurchase by the Company, become the beneficial owner of an additional 1% or more of the then outstanding shares of Common Stock of the Company.

The Renewed Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights):

•	the Rights will be transferred with and only with the Common Stock of the Company;

•
new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock by the Company will contain a notation incorporating the Renewed Rights Agreement by reference; and

•
the surrender for transfer of any certificates for Common Stock, even without such notation (or a copy of this Summary of Rights) being attached thereto, will also constitute the transfer of Rights associated with the Common Stock represented by such certificate.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.  The Rights are not exercisable until the Distribution Date.

The Rights and the Renewed Rights Agreement will expire on January 4, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

Distribution and Rights

In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding shares of Common Stock at a price and on terms which a majority of those members of the Board of Directors who are not officers of the Company and who are not Acquiring Persons or affiliates, associates, nominees or representatives of an Acquiring Person determines to be adequate and in the best interests of the Company, its stockholders and other relevant constituencies, other than the Acquiring Person, its affiliates and associates (a “Permitted Offer”)), each holder of a Right (except Rights which have been voided as set forth herein) will thereafter have the Right (the “Flip-In Rights”) to receive upon exercise the number of shares of Common Stock or of one-one hundredths of a share of Preferred Shares (or, in certain circumstances, other securities of the Company) having a value

(on the date such person became an Acquiring Person) equal to two times the Purchase Price of the Right.

If an acquiring company were to merge or otherwise combine with the Company, or the Company were to sell 50% or more of its assets or earning power, each Right then outstanding would “flip-over” and thereby would become a right to buy that number of shares of Common Stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.  The acquirer who triggered the Rights is excluded from the ability to “flip-over”.  A merger or other combination would not entitle the Rights to “flip-over” if such transaction is consummated with a person or group who acquired Common Stock pursuant to a Permitted Offer (as defined below), the price per share of Common Stock paid to all holders of Common Stock is not less than the price per share of Common Stock pursuant to the Permitted Offer, and the form of consideration offered in such transaction is the same as the form of consideration paid pursuant to the Permitted Offer.  “Permitted Offer” is a tender or exchange offer for all shares of Common Stock at a price and on terms that a majority of the Board of Directors, who are not officers or the person or group who could trigger the exercisability of the Rights, deem adequate and in the best interest of the Company and its stockholders.

Adjustments

The Purchase Price payable, and the number of Preferred Shares, Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares;

•
upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribed for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares; or

•
upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Rights held by Acquiring Persons or Affiliate or Associate of Such Acquiring Person or Transferee of Acquiring Person

Any Rights that are beneficially owned by (i) any Acquiring Person (or any affiliate or associate of such Acquiring Person), (ii) a transferee of an Acquiring Person (or any affiliate or associate thereof) who becomes a transferee after the Acquiring Person becomes such, or (iii) under certain conditions, a transferee of any Acquiring Person (or any affiliate or associate thereof) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such, shall be null and void and no holder of such Rights shall thereafter have rights to exercise such Rights.

Exchange Features

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Person (or affiliate or associate of an Acquiring Person) of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one-one hundredth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent Rights, preferences and privileges), per Right (subject to adjustment).  Upon the Board of Directors of the Company ordering the exchange, the right to exercise the Right shall terminate and the only right thereafter shall be to receive the shares in accordance with the exchange.

Redemption

At any time prior to the earlier of the Distribution Date or Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), adjusted to reflect any stock split, stock dividend or similar transaction, and payable, at the option of the Company, either in cash, shares of Common Stock, or any other form of consideration deemed appropriate by the Board of the Company.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holder of Rights will be to receive the Redemption Price.

Amendment

The terms of the Renewed Rights Agreement and the Rights may be amended by the Company without the consent of the holders of the Rights, in order to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions contained therein, or to make any other changes or amendments to the provisions contained therein which the Company may deem necessary or desirable, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or any affiliate or associate of the Acquiring Person).  No amendment to the Renewed Rights Agreement or the Rights shall be made which changes the redemption price or the number of Preferred Shares or shares of Common Stock for which a Right is exercisable or exchangeable.

No Rights as a Stockholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Terms of Preferred Shares

The new series of Preferred Shares issuable upon exercise of the Rights would be non-redeemable.  The dividend, liquidation, voting, and non-redemption feature of the Preferred Shares are designed so that the value of the one one-hundredth interest in a share of Preferred Shares purchasable with each Right will approximate the value of one share of the Company’s Common Stock.  Each whole share of new Preferred Shares would be entitled to receive a quarterly preferential dividend of $1 per share but would be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on the Common Stock.  In the event of liquidation, the holders of the new Preferred Shares would be entitled to receive a preferential liquidation payment of $100 per share but would be entitled to receive, in the aggregate, a liquidation payment equal to 100 times the payment made per share of Common Stock.  In addition to certain voting rights provided in the Certificate of Incorporation, or by law, each whole share of new Preferred Shares would have 100 votes, voting together as a single class with the Company’s Common Stock and other capital stock of the Company having general voting rights.  Finally, in the event of any merger, consolidation or other transaction in which shares of the Company’s Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of new Preferred Shares would be entitled to receive 100 times the amount received per share of the Company’s Common Stock.  The foregoing Rights are protected against dilution in the event additional shares of Common Stock or new Preferred Shares are issued by the Company.

Anti-Takeover Effect

The Renewed Rights Agreement and the Rights have certain anti-takeover effects.  Such will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors since (a) such transaction may satisfy the Permitted Offer exception to the definition of Acquiring Person or (b) the Rights may be redeemed by the Company at $.01 per Right prior to the time that a Person or group has acquired beneficial ownership of 15% or more of the shares of the Company’s Common Stock.

The foregoing description of the Renewed Rights Agreement and the Rights contained herein do not purport to be complete and such are qualified in their entirety by reference to the Renewed Rights Agreement.

Item 2.  Exhibits.

Exhibit

1.
Renewed Rights Agreement, dated December 2, 2009, between LSB Industries, Inc. and UMB Bank, n.a. has been filed as Exhibit 4.1 to Form 8-K filed on December 5, 2008 by the Company with the Securities and Exchange Commission, and is incorporated herein by reference.

2.
Form of Certificate of Designations relating to the Series 4 Junior Participating Class C Preferred Stock has been filed as Exhibit 4.2 to Form 8-K filed on December 5, 2008 by the Company with the Securities and Exchange Commission, and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 2, 2009

                    LSB INDUSTRIES, INC.

                    By: /s/ Tony M. Shelby
                    Tony M. Shelby,
                    Chief Financial Officer